Exhibit 99.2

Huachen AI Parking Management Technology Holding Co., Ltd
No. 6395 Hutai Road
Baoshan District, Shanghai, China

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
on July 8, 2026 at 10:00 A.M., Beijing Time
(July 7, 2026, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Bin Lu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Huachen AI Parking Management Technology Holding Co., Ltd which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, 3, 4 and 5.

Item 1   As an ordinary resolution, to increase the Company’s authorized share capital from US$78,125 divided into 1,666,666,667 class A ordinary shares of a par value of US$0.0000375 each and 416,666,667 class B ordinary shares of a par value of US$0.0000375 each, to US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 class B ordinary shares of a par value of US$0.0000375 each, by the creation of 798,333,333,333 class A ordinary shares of a par value of US$0.0000375 each and 199,583,333,333 class B ordinary shares of a par value of US$0.0000375 each (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Item 2   Subject to Proposal One being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

☐ For	☐ Against	☐ Abstain

Item 3   Proposal Three. As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0000375 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

☐ For	☐ Against	☐ Abstain

Item 4   As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions;

(b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

☐ For	☐ Against	☐ Abstain

Item 5   As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
Dated: __________________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.      Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).